UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Body Central Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

09689U 10 2

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09689U 10 2

1	Name of Reporting Persons S.S. or I.R.S. Identification No. of Above Person Jerrold Rosenbaum

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 442,531

	6	Shared Voting Power 0

	7	Sole Dispositive Power 442,531

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 442,531

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 2.77%

12	Type of Reporting Person* IN

CUSIP No. 09689U 10 2

Item 1.
	(a)	Name of Issuer: Body Central Corp.
	(b)	Address of Issuer’s Principal Executive Offices 6225 Powers Avenue Jacksonville, Florida 32217

Item 2.
	(a)	Name of Person Filing: Jerrold Rosenbaum
	(b)	Address of Principal Business Office or, if none, Residence: 6730 Epping Forest Way, Unit 111 Jacksonville, Florida 32217
	(c)	Citizenship: United States
	(d)	Title of Class of Securities: Common Stock, $0.001 par value
	(e)	CUSIP Number: 09689U 10 2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15. U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J).
	(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.____________________________

CUSIP No. 09689U 10 2

Item 4.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 442,531 shares
(b) Percent of class: 2.77%
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote: 442,531 shares
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 442,531 shares
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒

In applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Inapplicable

Item 8.	Identification and Classification of Members of the Group
Inapplicable

Item 9.	Notice of Dissolution of Group
Inapplicable

Item 10.	Certification
Inapplicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2012

By:	/s/ Jerrold Rosenbaum
	Name:	Jerrold Rosenbaum

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)